SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 29, 2013 re TAT Technologies Ltd. Reporting First Quarter of Year 2013 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2013 First Quarter Results

GEDERA, Israel, Wednesday, May 29, 2013 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month period ended March 31, 2013.

Financial Highlights:

TAT announced revenues of $21.5 million and net income of $1.7 million for the three months ended March 31, 2013, compared to revenues of $20.7 million with net income of $0.6 million for the three months ended March 31, 2012, an increase of 4.1% in revenues along with an increase of $1.1 million in net income.

During the first quarter of 2013, revenues were impacted by (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; (iii) the increase in revenues in the OEM of Electric Motion Systems operating segment; partially offset by (iv) the decrease in revenues in the OEM of Heat Management Solutions operating segment.

Revenue breakdown by the operating segments for the three month period ended March 31, 2013 was as follows:

	Three Months Ended March 31,
	2013		2012		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues
OEM of Heat Management Solutions	$6,716	31.2%	$7,684	37.2%	(12.6)%
Heat Transfer Services and Products	7,141	33.2%	6,783	32.8%	5.3%
MRO services for Aviation Components	5,803	26.9%	5,003	24.2%	16.0%
OEM of Electric Motion Systems	1,950	9.1%	1,802	8.7%	8.2%
Eliminations	(81)	(0.4)%	(595)	(2.9)%	(86.4)%
Total revenues	$21,529	100.0%	$20,677	100.0%	4.1%

Mr. Itsik Maaravi, TAT’s President & CEO commented:

“2013 first quarter was a challenging period for the Aerospace and Defense markets following a very successful year in 2012 in terms of revenues, profits and backlog.  Several trends impacted the  business environment, with the primarily being the followings: The commercial aerospace shows increase in passengers and cargo air traffic while airlines profitability remain a challenge due to competitive environment and relatively high fuel prices. In addition, the MRO business shows steady flow with modest growth and commercial aerospace OEMs continue to report increasing revenues and backlog following their all-time 2012 record year. On the other hand, with modest revenue decline reported for 2012, defense companies continue to show weakness and are waiting to understand uncertainties following budget constraints and sequestration went into effect on March 1, 2013.

For TAT, the results of 2013 first quarter reflect the continuation of the trend of improvement as we increased revenues, gross margins and operating margins compared to the first quarter of 2011. We continue to focus on our core capabilities, establishing relations with key players in the relevant markets and investing in the development of new products for new customers. Notwithstanding the above, the weakness in the defense markets which is also relevant to the OEM of Electric Motion Systems operating segment resulted in a decrease of our gross margins in this segment compared to 2012.

We plan to continue and increase our marketing and sales efforts, as well as to increase our activity in improving our production efficiency, the quality of our products and the responsiveness and support to our customers. We believe that our efforts will sustain the trend of improved performance throughout next quarters of 2013.

In addition, we are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the growth of our operations”.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	March 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$19,568	$19,593
Short-term bank deposits	10,061	10,000
Marketable securities at fair value	-	1,900
Short-term restricted deposits	-	1,255
Trade accounts receivable (net of allowance for doubtful accounts of $376 and $ 456 as of March 31, 2013 and 2012, respectively)	21,086	19,516
Other accounts receivable and prepaid expenses	4,671	5,818
Inventories, net	33,296	31,754

Total current assets	88,682	89,836

Long-term assets:
Long-term restricted deposits	-	2,000
Investment in affiliated company	2,175	4,980
Funds in respect of employee right upon retirement	3,375	3,082
Long-term deferred tax	1,768	3,474
Property, plant and equipment, net	12,992	12,659
Goodwill, net	-	1,072

Total Long-term assets	20,310	27,267

Total assets	$108,992	$117,103

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	3,595	5,550
Trade accounts payables	5,991	5,817
Other accounts payable and accrued expenses	6,865	6,367

Total current liabilities	16,451	17,734

Long-term liabilities:
Long-term loans, net of current maturities	1,044	4,381
Other accounts payable	-	86
Liability in respect of employee rights upon retirement	3,887	3,628
Long-term deferred tax liability	838	1,368

Total long-term liabilities	5,769	9,463

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at March 31, 2013 and 2012; Issued: 9,073,043 shares at March 31, 2013 and 2012; Outstanding: 8,798,570 and 8,815,003 shares at March 31, 2013 and 2012, respectively	2,790	2,790
Additional paid-in capital	64,410	64,402
Treasury shares at cost - 274,473 and 258,040 shares, at March 31, 2013 and 2012, respectively	(2,088)	(2,018)
Accumulated other comprehensive loss	(752)	(823)
Retained earnings	19,726	22,816
Total TAT Technologies Ltd. shareholders' equity	84,086	87,167

Non controlling interest	2,686	2,739

Total equity:	86,772	89,906

Total liabilities and equity	$108,992	$117,103

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share data)

	Three months ended
	March 31,
	2013	2012

Revenues:
OEM of Heat Management Solutions	$6,716	$7,684
Heat Transfer Services and Product	7,141	6,783
MRO services for Aviation Components	5,803	5,003
OEM of Electric Motion Systems	1,950	1,802
Eliminations	(81)	(595)
	21,529	20,677

Cost and operating expenses:
OEM of Heat Management Solutions	5,085	5,586
Heat Transfer Services and Products	5,111	5,029
MRO services for Aviation Components	4,716	4,374
OEM of Electric Motion Systems	1,961	1,711
Eliminations	(309)	(597)
	16,564	16,103
Gross Profit	4,965	4,574

Research and development, net	288	174
Selling and marketing expenses	886	889
General and administrative expenses	2,664	2,995
Other expenses (income)	(7)	14
	3,831	4,072
Operating income	1,134	502

Financial expenses	(361)	(556)
Financial income	329	816

Income before income taxes	1,102	762

Taxes on income	483	268

Net income after income taxes	619	494
Share in results of affiliated company	911	(40)

Net income	1,530	454
Net loss attributable to Non controlling interest	178	130

Net income attributable to TAT Technologies shareholders	$1,708	$584

Earnings per share
Basic and diluted net income per share attributable to controlling interest	$0.19	$0.07
Weighted average number of shares – basic and diluted	8,798,570	8,815,003

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended March 31, 2013 compared with three months ended March 31, 2012

Revenues. Total revenues for the three months ended March 31, 2013, were $21.5 million compared to $20.7 million for the three months ended March 31, 2012, an increase of 4.1%. This reflects (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; (iii) the increase in revenues in the OEM of Electric Motion Systems operating segment; partially offset by (iv) the decrease in revenues in the OEM of Heat Management Solutions operating segment.

Cost of revenues. Cost of revenues was $16.6 million for the three months ended March 31, 2013 compared to $16.1 million for the three months ended March 31, 2012, an increase of 2.9%. This reflects the increase in cost of revenues in the MRO Services for Aviation Components, in the Heat Transfer Services and Products and in the OEM of Electric Motion Systems operating segments, which is primarily attributable to the increase of material cost associated with the increase in revenues; partially offset by the decrease in cost of revenues in the OEM of Heat Management Solutions operating segment which is primarily attributable to the decrease in material cost associated with the decrease in revenues.

Cost of revenues as a percentage of revenues was 76.9% for the three months ended March 31, 2013, a slight decrease compared to 77.9% for the three months ended March 31, 2012. This moderate improvement is primarily attributable to (i) product mix with higher margin products sold during the quarter and lower rate of fixed production costs in the MRO Services for Aviation Components and in the Heat Transfer Services and Products operating segments; offset by (ii) a higher rate of fixed production costs in the OEM of Heat Management Solutions operating segment due to the decrease in revenues in this operating segment; and by (iii) product mix with lower margin products sold during the quarter in the OEM of Electric Motion Systems.

Research and development, net. Research and Development expenses were $0.3 million for the three months ended March 31, 2013, compared to $0.2 million for the three months ended March 31, 2012, and are related to new products and technologies within the OEM operations in Israel and in the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.3% for the three months ended March 31, 2013, compared to 0.8% for the three months ended March 31, 2012. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended March 31, 2013, similar to the selling and marketing expenses for the three months ended March 31, 2012.

Selling and marketing expenses as a percentage of revenues were 4.1% for the three months ended March 31, 2013, similar to 4.3% for the three months ended March 31, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.7 million for the three months ended March 31, 2013, compared to $3.0 million for the three months ended March 31, 2012, a decrease of 11.1%. The decrease in general and administrative expenses was impacted by (i) the decrease in general and administrative expenses in the MRO Services for Aviation Components operating segment primarily attributable to the decrease in professional services costs and a provision for doubtful debt recorded in the first quarter of 2012; (ii) the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in management fees to our controlling shareholder ; (iii) the decrease in general and administrative expenses in the Heat Transfer Services and Products operating segment primarily attributable to the decrease in professional services costs; (iv) similar general and administrative expenses in the OEM of Electric Motion Systems operating segment.

General and administration expenses as a percentage of revenues were 12.4% for the three months ended March 31, 2013, compared to 14.5% for the three months ended March 31, 2012.

Operating income. For the three months ended March 31, 2013, TAT reported an operating income of $1.1 million compared to an operating income of $0.5 million for the three months ended March 31, 2012, an increase of 126%. This reflects the increase in operating income in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments; partially offset by the decrease in operating income in the OEM of Heat Management Solutions operating segment and the increase in operating loss in the OEM of Electric Motion Systems operating segment.

Financial expenses. Financial expenses for the three months ended March 31, 2013, were $0.4 million compared to financial expenses of $0.6 million for the three months ended March 31, 2012. Financial expenses during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and from interest payments on short-term credit and long-term loans.

Financial income. Financial income for the three months ended March 31, 2013, was $0.3 million, compared to $0.8 million for the three months ended March 31, 2012. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, from realized profits from hedging transactions and from interest received on short-term investments.

Taxes on income. Taxes on income for the three months ended March 31, 2013, were $0.5 million, compared to $0.3 million for the three months ended March 31, 2012. Taxes on income for the three months ended March 31, 2013, were impacted by (i) the increase in pre-tax income in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments; partially offset by (iii) the decrease in pre-tax income in the OEM of heat management solutions operating segment; and (iv) the decrease in tax benefit in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated Company. TAT recognized gain of $0.9 million from its approximately 30% interest in FAvS’s results for the three months ended March 31, 2013 compared an immaterial loss for the three months ended March 31, 2012.

Net loss attributable to noncontrolling interest. TAT recognized net loss of $0.2 million attributable to noncontrolling interest for the three months ended March 31, 2013, compared to net loss of $0.1 million attributable to noncontrolling interest for the three months ended March 31, 2012. In both periods net income attributable to noncontrolling interest was attributable to the Company's 70% held Bental Industries Ltd. subsidiary.

Net income attributable  to controlling interest. TAT recognized a net income of $1.7 million for the three months ended March 31, 2013 compared to net income of $0.6 million for the three months ended March 31, 2012.

Liquidity and Capital Resources

Financial assets, net of debt were $25.0 million in March 31, 2013 compared to $24.8 million in March 31, 2012.

As of March 31, 2013, TAT had cash and cash equivalents and short-term bank deposits of $29.6 million with total debt of $4.6 million. As of March 31, 2012 TAT had cash and cash equivalents and short-term deposits of $29.6 million, short term investments and marketable securities of $1.9 million and restricted cash of $3.3 million, which equals $34.7 million of financial assets, with total debt of $9.9 million.

On May 1, 2013, the Company made a payment of $1.6 million, in accordance with its payment schedule of loans in the total original amount of $6.25 million received by the Company from an Israeli bank. The loans’ remaining balance following the payment was $0.9 million.

As of March 31, 2013 TAT met all financial covenants related to its loans and credit facilities.

Change of Control – Update

On March 15, 2013 the receiver of the Company’s shares held by its previously controlling shareholders announced a tender to purchase such shares. Pursuant to the tender all proposals to acquire such shares were required to be submitted no later than April 25, 2013. As of the date hereof, the receiver advised the Company that a few proposals have been received and are under evaluation.

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: May 29 , 2013